FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 13, 2004	President and Chief Executive Officer

EXHIBIT INDEX

99.1	Consolidated Interim Financial Statements and the notes thereto for the second quarter ended June 30, 2004 and Management's Discussion and Analysis for the same period

99.2	Form 52-109FT2 Certification of Interim Filings during Transition Period — Lewis N. Rose

99.3	Form 52-109FT2 Certification of Interim Filings during Transition Period — Jenifer Cua

EXHIBIT 99.1

CryptoLogic Inc. is a leading software and services provider to the worldwide Internet gaming market. The Company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base. In addition to a broad product portfolio of more than 80 casino games, multi-player bingo and player-to-player poker, WagerLogic offers integrated e-cash management and customer care services in multiple currencies and multiple languages for a total online gaming solution.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the Main Market of the London Stock Exchange (symbol: CRP).

All dollar amounts in this report are expressed in United States dollars, unless otherwise indicated.

Statements in this report which are not historical are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward looking statements involve risks and uncertainties, including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance of technological changes, dependence on licensees and key licensees, increased competition and other risks detailed in the Company’s filings with securities regulatory authorities. When used herein, the words “may,” “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “see,” “propose,” “estimate,” “expect” and similar expressions are intended to identify forward-looking statements. Should one or more these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements.

Dear Fellow Shareholders:

CryptoLogic’s strong quarterly results are attributable to solid revenue growth from new and existing licensees, continued geographic diversification and the increasing returns from online poker – one of the fastest-growing segments in the history of Internet gaming. Our financial strength gives us the means to invest strategically for our future to enhance CryptoLogic’s leadership in a competitive environment, increase our share in significant growth areas, and drive long term, positive returns.

Fiscal 2004 second quarter highlights included:

•	Quarterly revenue grew 38% to $14.9 million with earnings rising 29% to $3.2 million or $0.23 per diluted share over the same period in 2003. This was ahead of analysts’average consensus of $0.20 per diluted share;

•	Increasing growth in online poker fees, which now account for 15% of total year-to-date revenue, up from 12% in the previous quarter. A growing number of poker licensees, and investment in the product offering and system scalability contributed to this strong performance. The company’s licensees’ central poker room has now risen to number four among the top poker sites on the Internet.

•	The successful launch of Betfairpoker.com, the new poker site for Betfair – the world’s largest betting exchange and the company’s most recent UK customer. This new poker room site both strengthens CryptoLogic’s position in the online poker arena and reinforces the company’s reputation for earning the confidence of the world’s top gaming brands; and

•	International diversification remained on target for the first half of 2004, with approximately 60% of licensees’ revenue coming from overseas markets, up from over 55% and 40% in fiscal 2003 and 2002 respectively.

Strong Second Quarter Performance
CryptoLogic’s solid revenue and earnings performance continued in the second quarter ended June 30, 2004. Revenue rose 38% to $14.9 million (Q2 2003: $10.8 million). EBITDA(1) for the quarter grew to $4.4 million (Q2 2003: $2.9 million). This resulted in EBITDA(1) margin for the quarter of 30% as a percentage of revenue, up from 27% last year. Earnings for the quarter rose 29% to $3.2 million or $0.23 per diluted share (Q2 2003: $2.5 million or $0.20 per diluted share).

Solid growth from new and existing licensees and increasing fees from online poker contributed to positive second quarter performance over a year ago.

Revenue for the first six months of 2004 increased 53% to $30.1 million (Q2 2003 YTD: $19.7 million). EBITDA(1) for the first six months in 2004 increased by 82% to $9.0 million (Q2 2003 YTD: $5.0 million). Despite increased costs associated with investing in the company to drive revenue growth, EBITDA(1) margin increased to 30%, compared with 25% in the same six-month period of 2003. Earnings for the first half of 2004 improved by 65% to $7.0 million or $0.52 per diluted share (Q2 2003 YTD: $4.3 million or $0.35 per diluted share).

Financial Strength
CryptoLogic’s positive cash generation continued to add to a strong balance sheet. At June 30, 2004, the company had no debt, and total cash grew to $77.2 million or $5.71 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). CryptoLogic’s working capital rose to $54.8 million or $4.06 per diluted share.

2004 CryptoLogic Inc. Second Quarter Report	1

On August 4, 2004, CryptoLogic’s Board declared its quarterly dividend of $0.03 per share, payable on September 15, 2004 to shareholders of record as at September 8, 2004.

Operating cash flow for the second quarter of 2004 was $2.6 million, compared with $13.5 million in 2003. Last year’s operating cash flow was exceptionally high due to more favourable security deposit arrangements beginning in 2003 and the timing of accounts payable.

Global Diversification
CryptoLogic’s global diversification strategy continued to result in a favourable geographic mix. Revenue generated from licensees’ international players remained on target and approximated 60% of revenue for the first half of 2004, compared with over 55% and 40% in fiscal 2003 and 2002 respectively. The company’s efforts to target the UK and Continental Europe have been successful, as those markets continued strong representation at approximately 30% and 20% respectively of overall revenue.

The May launch of Betfair, a major UK customer and the largest betting exchange in the world, will add to CryptoLogic’s international reach and expansion in online poker. The early performance of Betfair’s new poker site is highly promising and reflects the excellent synergies between online poker and Betfair’s player base.

Product Growth
CryptoLogic continued to advance our position in the burgeoning online poker market, and now powers the fourth highest revenue generating poker room on the Internet according to PokerPulse, an independent industry research website. Fees from the company’s poker offering have doubled compared with the same six-month period in 2003, and have increased by 35% since Q1 2004. Today, online poker has risen to 15% of overall year-to-date revenue. There are now eight poker licensees contributing favourably to CryptoLogic’s financial results through the company’s WagerLogic subsidiary. CryptoLogic is also realizing early returns from our investment in a new poker release, which introduced multi-table tournaments as well as enhanced scalability to support thousands of simultaneous players – around the clock and from all over the world.

During the quarter, CryptoLogic continued to invest in and expand our core casino product suite with more popular slot games. The company released 11 exciting new video slots – all offering animated bonus rounds that provide more chances to win cash, prizes and free spins.

Management Team
In the quarter, Jenifer Cua was promoted to Interim Chief Financial Officer and Treasurer. Cua has been a senior member of the company’s financial team for six years, and has played a key role in CryptoLogic’s strong financial results. A search is underway for a permanent CFO to contribute to the company’s continued success.

Outlook
CryptoLogic’s disciplined execution of our strategy and investment in our business continued to translate into profitable and cash generative results for the first half of 2004. The third quarter is seasonally the slowest period of the year as Internet usage softens during the summer. Although this period is expected to benefit from continued momentum in poker, expenditures resulting from investments in strategic initiatives will increase and are expected to affect margins in subsequent quarters this year. Accordingly, Management forecasts third quarter revenue to range from $14.0-$14.3 million, with earnings of $1.9-$2.1 million or $0.14-$0.15 per diluted share.

2004 CryptoLogic Inc. Second Quarter Report	2

While growth prospects for online gaming are significant, Management remains cautious due to ongoing US regulatory issues, competition and higher expenditures, particularly in the second half of the year. Increased investments in the company’s poker product, system scalability, core gaming software, infrastructure and back-office systems remain important priorities. Management is confident that this strategy will strengthen the company’s competitive position in both the short and long term, particularly in major growth areas such as poker, and drive revenue generation and sustainable returns for our shareholders.

Respectfully,

Lewis Rose
President and CEO
August 6, 2004

2004 CryptoLogic Inc. Second Quarter Report	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and its subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated financial statements of CryptoLogic, including the notes thereto, for the three and six months ended June 30, 2004 and June 30, 2003, and the audited consolidated statements, including the notes thereto, and the MD&A for the year ended December 31, 2003 as set out in our 2003 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2003 year end MD&A.

All currency amounts are in US dollars, unless otherwise indicated.

OVERVIEW
CryptoLogic is a leader and the largest publicly traded online gaming software company serving the global Internet gaming market. Our Internet gaming software and related proprietary e-commerce technology and support services enable secure, reliable, efficient, and rapid financial transactions over the Internet. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing and support of our gaming software and services to an internationally-recognized blue chip client base (“licensees” or “customers”) around the world who operate under government authority.

RESULTS OF OPERATIONS

Revenue
Revenue in the second quarter of 2004 increased by 38% to $14.9 million, up from $10.8 million in the same 2003 quarter. Year-to-date revenue grew by 53% to $30.1 million compared with $19.7 million in the same six-month period of 2003.

Strong results in the second quarter were attributed to growth of new and existing licensees, which was driven by incremental revenue from new casino games and poker, and ongoing strength in the UK and Continental European markets.

Service fees from online poker continued excellent growth and have doubled compared with the first half of 2003. This growth was fuelled by several factors: the release of a new poker software version, which included multi-table tournaments; investment in increased system scalability to support thousands of simultaneous players with 24/7 and around the globe coverage; and the growing success of poker licensees. In the second quarter, fees from online poker rose to 15% of total year-to-date revenue, up from 12% in Q1 2004. This positive momentum is expected to continue.

Revenue from overseas markets continued to be well diversified and on target at approximately 60% of total revenue for the first half of 2004, up from over 55% and 40% in fiscal 2003 and 2002 respectively.

Operating Costs
Operating costs comprise software development and support costs that include all personnel and compensation costs, licensee support, customer service costs and compliance-related expenditures. Operating costs increased to $9.2 million in the second quarter of 2004, compared with $6.4 million in the same 2003 quarter. For the six months ended June 30, 2004, operating costs were $18.2 million compared with $12.1 million for the same period in 2003. The 2003 comparative results reflect the expensing of stock options effective January 1, 2003.

2004 CryptoLogic Inc. Second Quarter Report	4

Higher operating costs reflect CryptoLogic’s planned investments in core strategic areas, which are important to drive revenue generation and long term growth, although are expected to reduce margins in subsequent quarters this year. Expenses were increased to: develop new casino games and enhance the poker offering to drive revenue growth; expand our systems infrastructure and scalability, so as to service the increased requirements of network and system demand; and enhance our back-office processing and analytical tools that will allow licensees to improve the effectiveness of their marketing strategies. Operating costs also rose with increased processing fees associated with growing financial transaction volumes. As well, the added accumulated expense related to employee stock options are now part of operating costs.

General and Administrative Costs
General and administrative (G&A) expenses were $1.2 million for the quarter, compared with $1.4 million in the same 2003 quarter. For the first six months of 2004, G&A expenses were $2.7 million, compared with $2.5 million from the prior year. The rise in year-to-date G&A was principally due to increased facilities to support a growing organization.

Finance Costs
Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits, which are classified as security deposits on our balance sheet. These costs increased moderately to $0.09 million in the quarter compared with $0.08 million in the second quarter of 2003 due to the increased usage of bank drafts for user withdrawals. On a year-to-date basis, finance costs remained flat at $0.18 million in 2004 versus the first six months of 2003.

EBITDA(1)
EBITDA(1)  for the second quarter of fiscal 2004 grew to $4.4 million, compared with $2.9 million last year. On a year-to-date basis in 2004, EBITDA(1) grew to $9.0 million, up from $5.0 million in the same six month period in 2003. Despite increased costs associated with investing in key areas of our business and infrastructure to support long term growth, EBITDA(1) margin rose to 30% as a percentage of revenue for both the second quarter and year-to-date in 2004, up from 27% and 25% respectively in the comparable 2003 periods.

1)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

	For the three months ended June 30,		For the six months ended June 30,

(In thousands of US dollars)	2004	2003	2004	2003

Earnings	$ 3,197	$ 2,479	$ 7,018	$ 4,252
Income taxes	1,040	255	1,651	429
Interest income	(262)	(174)	(506)	(335)
Amortization	443	371	867	617

EBITDA	$ 4,418	$ 2,931	$ 9,030	$ 4,963

Amortization
Amortization expense during the quarter rose to $0.44 million, compared with $0.37 million in the second quarter of 2003, and to $0.9 million in the first half of 2004 from $0.6 million in the same year-to-date period last year. The increase reflected higher investments in computer equipment, software and licenses to support an expanding network infrastructure for a growing organization, and enhancement of back-office systems.

2004 CryptoLogic Inc. Second Quarter Report	5

Interest Income
Interest income rose to $0.3 million in the second quarter compared to $0.2 million for the same period in the previous year. In the first six months, interest income grew to $0.5 million versus $0.3 million in the same six-month period in 2003. The increase was a result of a higher cash position and higher interest yield.

Provision for Income Taxes
Income taxes for the quarter grew to $1.0 million, compared with $0.3 million in 2003, and was $1.7 million for the first half of 2004, compared with $0.4 million in the first half of 2003. This increase was attributed to higher pre-tax earnings and a taxable income mix in higher tax jurisdictions.

Earnings
Earnings for the second quarter rose 29% to $3.2 million ($0.23 per diluted share), compared with $2.5 million ($0.20 per diluted share) in same period of 2003. On a year-to-date basis in 2004, earnings increased 65% to $7.0 million ($0.52 per diluted share), versus $4.3 million ($0.35 per diluted share) for the same six-month period in 2003. Higher earnings in the second quarter of 2004, compared with the second quarter of 2003, were attributed to the benefit of investments in key areas like poker, together with managing expenses to produce appropriate returns and drive revenue generation.

Summary of Quarterly Results

(In thousands of US dollars, except per share data)	Fiscal 2004		Fiscal 2003 Quarters(2)				Fiscal 2002

	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03	Q1 03	Q4 02	Q3 02

Revenue	$14,925	$15,224	$13,540	$10,944	$10,826	$ 8,901	$ 8,869	$ 8,004

Interest and other income	262	244	160	196	174	161	182	164

Earnings	3,197	3,821	3,033	2,157	2,479	1,773	2,191	1,302

Earnings per share
Basic	0.25	0.30	0.25	0.18	0.20	0.15	0.18	0.11
Diluted	0.23	0.28	0.23	0.17	0.20	0.15	0.18	0.11

Basic weighted average number of shares (000's)	12,979	12,641	12,280	12,256	12,237	12,206	12,211	12,317

Diluted weighted average number of shares (000's)	13,734	13,419	12,972	12,696	12,395	12,216	12,211	12,338

(2)     Fiscal 2003 results reflect the expensing of stock options effective January 1, 2003.

Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest periods, and revenue in the middle two quarters can slow down as Internet usage moderates in the summer months when players tend to be outdoors. The sequential decrease in 2004 second quarter revenue over the first quarter this year was consistent with this seasonal trend, coupled with the competitive pressures as mentioned in the previous quarter.

LIQUIDITY AND CAPITAL RESOURCES
In the quarter, CryptoLogic continued to add to our strong financial position. As at June 30, 2004, we had no debt, and a cash position of $77.2 million ($5.71 per diluted share), which comprised cash and cash equivalents, short term investments, and included $7.0 million of security deposits. Working capital grew to $54.8 million ($4.06 per diluted share.)

Operating cash flow in the second quarter of 2004 was $2.6 million (2004 YTD: $7.7 million), compared with $13.5 million (2003 YTD: $21.1 million) in the same period last year. In 2003, cash generated from operations was exceptionally high due to more favourable security deposit arrangements beginning in 2003 and the timing of accounts payable.

2004 CryptoLogic Inc. Second Quarter Report	6

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES
These items are unchanged as discussed in the Company’s MD&A for the year ended December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS
The Company enters into forward foreign exchange contracts to manage our exposure to currency fluctuations, which forward contracts are valued at $6.0 million for the balance of 2004.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2003 as contained in our 2003 Annual Report. Such risks and uncertainties are incorporated herein by reference.

OUTLOOK
CryptoLogic’s strong quarterly performance is evidence of our continued focus on global diversification and product expansion. While online gaming continues to exhibit considerable potential, Management maintains a cautiously optimistic outlook due to persistent regulatory uncertainty in the US, competition and increased investments, which are expected to affect margins in subsequent quarters this year.

CryptoLogic’s competitive advantage is our strong balance sheet and cash generation, regulatory transparency and a proven, comprehensive gaming solution. Together, this enables us to grow our business and work with some of the best gaming brands in the world. Our strong results enable us to make expanded investments in our casino product, poker offering, system scalability and infrastructure and back-office systems, which are important to our long term growth plans. Management is committed to the disciplined execution of our strategy, which is aimed at driving sustainable momentum and expanding our global leadership, particularly strengthening our position in the major growth area of online poker.

2004 CryptoLogic Inc. Second Quarter Report	7

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at June 30, 2004 (unaudited)	As at December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$ 22,869	$44,010
Security deposits	7,000	6,550
Short term investments	47,305	16,747
Accounts receivable and other	3,751	2,389
Prepaid expenses	1,716	1,163

	82,641	70,859
User funds on deposit	10,558	9,394
Capital assets	6,449	3,915
Intangible assets	147	122
Goodwill	1,776	1,776

	$101,571	$86,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 25,043	$25,063
Income taxes payable	2,753	1,063

	27,796	26,126
User funds held on deposit	10,558	9,394

	38,354	35,520

Shareholders' equity:
Capital stock	17,711	11,350
Stock options	506	438
Retained earnings	45,000	38,758

	63,217	50,546

	$101,571	$86,066

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		Fox the six months ended June 30,
	2004	2003	2004	2003

Retained earnings, beginning of period	$ 42,195	$32,149	$ 38,758	$30,376
Earnings	3,197	2,479	7,018	4,252
Dividends paid	(392)	--	(776)	--

Retained earnings, end of period	$ 45,000	$34,628	$ 45,000	$34,628

2004 CryptoLogic Inc. Second Quarter Report	8

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended June 30,		Fox the six months ended June 30,
	2004	2003	2004	2003

Revenue	$14,925	$10,826	$30,149	$19,727

Expenses
Operating costs	9,230	6,446	18,244	12,088
General and administrative	1,185	1,371	2,691	2,491
Finance	92	78	184	185
Amortization	443	371	867	617

	10,950	8,266	21,986	15,381

Income from operations	3,975	2,560	8,163	4,346
Interest income	262	174	506	335

Earnings before income taxes	4,237	2,734	8,669	4,681
Income taxes	1,040	255	1,651	429

Earnings	$ 3,197	$ 2,479	$ 7,018	$ 4,252

Earnings per share
Basic	$ 0.25	$ 0.20	$ 0.55	$ 0.35
Diluted	$ 0.23	$ 0.20	$ 0.52	$ 0.35
Weighted average number of shares (`000s)
Basic	12,979	12,237	12,810	12,222
Diluted	13,734	12,395	13,515	12,312

2004 CryptoLogic Inc. Second Quarter Report	9

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		Fox the six months ended June 30,
	2004	2003	2004	2003

Cash provided by (used in):
Operating activities:
Earnings	$ 3,197	$ 2,479	$ 7,018	$ 4,252
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	443	371	867	617
Gain on sale of investment	--	--	--	(31)
Stock options	274	104	537	162
Changes in operating assets and liabilities:
Security deposits	--	6,290	(450)	8,690
Accounts receivable and other	(1,544)	(686)	(1,362)	186
Prepaid expenses	(756)	(123)	(553)	(41)
Income taxes payable	786	379	1,690	479
Accounts payable and accrued liabilities	225	4,654	(20)	6,736

	2,625	13,468	7,727	21,050

Financing activities:
Issue of capital stock	1,482	217	5,892	217
Dividends paid	(392)	--	(776)	--

	1,090	217	5,116	217

Investing activities:
Purchase of capital assets, net of disposal	(2,573)	(1,851)	(3,337)	(1,925)
Purchase of intangible assets	--	--	(89)	--
Short term investments	(7,571)	--	(30,558)	10,857
Sale of investment	--	--	--	711

	(10,144)	(1,851)	(33,984)	9,643

Increase (decrease) in cash and cash equivalents	(6,429)	11,834	(21,141)	30,910
Cash and cash equivalents, beginning of period	29,298	32,736	44,010	13,660

Cash and cash equivalents, end of period	$ 22,869	$ 44,570	$ 22,869	$ 44,570

2004 CryptoLogic Inc. Second Quarter Report	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2004
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2003. These consolidated interim financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2003, as set out in the 2003 Annual Report.

1.    Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2003 and 2004 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2004	2003
Dividend yield	0.75%	0.75%
Risk-free rate	2.75%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $274 in Q2 2004 (Q2 2003: $104) is included in operating costs. Consideration paid by employees on the exercise of stock options is credited to share capital.

The impact of expensing stock options on earnings is as follows:

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

	(`000)	(`000)	(`000)	(`000)

Stock options expense	$ 274	$ 104	$ 537	$ 162
Stock options expense (per share):
Basic	$ 0.02	$ 0.01	$ 0.04	$ 0.01
Diluted	$ 0.02	$ 0.01	$ 0.04	$ 0.01

2004 CryptoLogic Inc. Second Quarter Report	11

1.    Stock Option Plan (continued)

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model under the following weighted assumptions:

2002
Dividend yield	--
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended June 30,				Six months ended June 30,
	2004		2003		2004		2003
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	(`000)	(`000)	(`000)	(`000)	(`000)	(`000)	(`000)	(`000)
Earnings	$ 3,197	$ 3,073	$ 2,479	$ 2,252	$ 7,018	$ 6,710	$ 4,252	$ 3,840
Earnings per share:
Basic	$ 0.25	$ 0.24	$ 0.20	$ 0.18	$ 0.55	$ 0.52	$ 0.35	$ 0.31
Diluted	$ 0.23	$ 0.22	$ 0.20	$ 0.18	$ 0.52	$ 0.50	$ 0.35	$ 0.31

2.    Capital Stock

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	('000)		('000)		('000)
Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	764	6,361	--	--	6,361

Balance, June 30, 2004	13,064	$17,439	30	$272	$17,711

3.    Comparative Figures

Certain of the prior year’s figures have been reclassified for consistency with the current presentation, and reflect the expensing of stock options effective January 1, 2003.

2004 CryptoLogic Inc. Second Quarter Report	12

CRYPTOLOGIC INC.
CORPORATE DIRECTORY

DIRECTORS
Robert Stikeman, Chairman
Stephen H. Freedhoff
Edward L. Greenspan
Lorne Abony
Randall Abramson
Lewis Rose

LEGAL COUNSEL
Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

AUDITORS
KPMG LLP Chartered Accountants
Toronto, Canada

BANKER
Bank of Montreal
Toronto, Canada

COMMON SHARES LISTED
TSX Symbol: CRY
Nasdaq Symbol: CRYP
LSE Symbol: CRP

TRANSFER AGENTS
Equity Transfer Services Inc.
Toronto, Canada
416-361-0930

Continental Stock
Transfer & Trust Company
New York, USA
212-509-4000

OFFICERS
Lewis Rose, President and CEO
Jenifer Cua, Interim Chief Financial Officer & Treasurer
Michael Starzynski, Chief Technology Officer
Serguei Bourenkov, Vice President, Research & System Architecture
A.J. Slivinski, Managing Director, WagerLogic Limited (Cyprus)
Marilyn Shabot, Vice President, Human Resources
John FitzGerald, General Counsel

INVESTOR RELATIONS
Nancy Chan-Palmateer, Director, Communications
Telephone:  416-545-1455
Facsimile:   416-545-1454
E-mail:  investor.relations@cryptologic.com

CORPORATE GOVERNANCE
A comprehensive discussion of CryptoLogic's
corporate governance information is provided in the
Company's Management Information Circular,
available on the SEDAR website at www.sedar.com,
or by request.

HEAD OFFICE
CryptoLogic Inc.
1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada M4S 1Y5

WEB SITE
www.cryptologic.com

2004 CryptoLogic Inc. Second Quarter Report	13

EXHIBIT 99.2

Certification of Interim Filings during Transition Period

I, Lewis Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic, (the “Issuer”) for the interim period ending June 30, 2004.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004.

/s/ Lewis N. Rose
Lewis N. Rose
President and Chief Executive Officer
CryptoLogic Inc.

EXHIBIT 99.3

Certification of Interim Filings during Transition Period

I, Jenifer Cua, Interim Chief Financial Officer of CryptoLogic Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic, (the “Issuer”) for the interim period ending June 30, 2004.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004.

/s/ Jenifer Cua
Jenifer Cua
Interim Chief Financial Officer
CryptoLogic Inc.